Delisting Determination, The Nasdaq Stock Market, LLC,
February 11, 2025, Forza X1, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the security of Forza X1, Inc.
effective at the opening of the trading session on February 21, 2025. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1).
The Company was notified of the Staff determination on October 1, 2024. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on October 10, 2024. The Staff determination to delist the Company securities became final on October 10, 2024.